UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 16, 2024

WEBUY GLOBAL LTD

(Exact name of registrant as specified in its charter)

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On April 30, 2024, Webuy Global Ltd (the “Company”) registered a self-underwritten public offering (“Offering”) of up to 10,000,000 Class A Ordinary Shares (the “Class A Shares”), par value $0.000000385 per share pursuant to a registration statement on Form F-1 (Registration No. 333-278744). On May 16, 2024 the Company closed its second tranche of 1,275,862 Class A Shares, pursuant to the Company’s Offering.

The Class A Shares were priced at $0.29 per share. The Company raised a total of $370,000 through this closing, before deducting Offering-related expenses.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBUY GLOBAL LTD.

Date: May 22, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	CEO

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